Cowen Execution Services LLC

Statement of Financial Condition

December 31, 2019

(SEC I.D. No. 8-46838)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22522

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cowen Execution Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
599 Lexington Avenue, 21 Floor
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Lasota **212-845-7919**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name – *of individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Stephen Lasota, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cowen Execution Services, LLC, as of December 31st, 2019, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Stephen Lasota
Chief Financial Officer

PATRICK NELSON WINTER
NOTARY
NO. 02WI6373405
QUALIFIED IN
NEW YORK COUNTY
COMM. EXP.
04-09-2022
PUBLIC
STATE OF NEW YORK

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cowen Execution Services LLC
December 31, 2019

Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Cowen Execution Services LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cowen Execution Services LLC (the Company) as of December 31, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
February 28, 2020

Cowen Execution Services LLC
Statement of Financial Condition
December 31, 2019

(in thousands)

Assets

Cash	$	79,360
Cash segregated in compliance with federal regulations		40,056
Securities owned, at fair value ($112,451 were pledged to various parties)		127,175
Receivable on derivative contracts, at fair value		1,657
Securities borrowed		1,647,762
Deposits with clearing organizations		75,973
Receivable from brokers, dealers and clearing organizations, net of allowance of $826		115,268
Receivable from customers		82,352
Interest and dividends receivable		10,280
Deferred tax assets, net		1,131
Other assets, net of allowance of $12		719
Total assets	$	2,181,733

Liabilities and Member's Equity

Liabilities

Securities sold, not yet purchased, at fair value	$	112,933
Payable on derivative contracts, at fair value		892
Securities loaned		1,629,128
Securities sold under agreements to repurchase		23,244
Payable to brokers, dealers and clearing organizations		131,809
Payable to customers		60,502
Payable to subordinated customers		18,687
Notes payable		41,420
Due to related parties		4,378
Interest and dividends payable		12,073
Accounts payable, accrued expenses and other liabilities		12,899
Total liabilities		2,047,965
Member's equity		133,768
Total liabilities and member's equity	$	2,181,733

The accompanying notes are an integral part of this statement of financial condition.

Cowen Execution Services LLC
Notes to Statement of Financial Condition
December 31, 2019

1. Organization and Description of Business

Cowen Execution Services LLC (the "Company"), a Delaware-registered limited liability corporation, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") as well as exchanges and other self-regulatory organizations ("SROs"). FINRA serves as the Company's Designated Examining Authority. The Company is a wholly-owned subsidiary of Cowen Execution Holdco LLC ("CEH" or "Parent") which is an indirectly wholly-owned subsidiary of Cowen Inc. ("CI" or "Ultimate Parent").

The Company provides a comprehensive suite of execution and clearing services to market participants, including equities, fixed income, and commission management services. The Company's institutional clients include banks, investment managers, hedge funds, corporations, plan sponsors, broker-dealers, family offices, and financial intermediaries.

2. Summary of Significant Accounting Policies

Basis of Presentation
This statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through Accounting Standards Codification (the "Accounting Standards") as the source of authoritative accounting principles in the preparation of financial statements.

Use of Estimates
The preparation of the accompanying statement of financial condition in conformity with US GAAP, requires the management of the Company to make estimates and assumptions that affect the fair value of securities and other investments, the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accompanying statement of financial condition. Actual results could materially differ from those estimates.

Cash
Cash includes cash held on deposit with BMO Harris Bank NA.

Cash Segregated in Compliance with Federal Regulations
Cash segregated in compliance with federal regulations consists of cash deposited in special reserve bank accounts for the exclusive benefit of customers under SEC Rule 15c3-3 and cash deposited in special reserve bank accounts for broker and dealers under SEC Rule 15c3-3. Please refer to Note 9, "Regulatory Requirements", for additional information.

Deposits with Clearing Organizations
Under the terms of the agreements between the Company and some of its clearing organizations and banks, balances owed to clearing organizations are collateralized by certain of the Company's cash balances that could be used to offset losses incurred by the clearing organizations on behalf of the Company's activities, if such losses were to occur.

Allowance for Credit Losses
The allowance for credit losses is based on the Company's assessment of the collectability of securities transactions and other receivables. The Company considers factors such as historical experience, credit

quality, age of balances and current economic conditions that may affect collectability in determining the allowance for credit losses.

Fair Value Measurements

US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The Company primarily uses the "market approach" to value its financial instruments measured at fair value. In determining an instrument's level within the hierarchy, the Company categorizes the Company's financial instruments into two categories: securities and derivative contracts.

Securities

Securities with values based on quoted market prices in active markets for identical assets are classified within level 1 of the fair value hierarchy. These securities include active listed equities, units, warrants, rights, preferred stocks and Exchange Traded Funds ("ETFs"). Certain positions for which trading activity may not be readily visible are stated at fair value and classified within level 2 of the fair value hierarchy. The estimated fair values assigned by management are determined in good faith and are based on available information considering, trading activity, broker quotes, quotations provided by published pricing services, counterparties and other market participants, and pricing models using quoted inputs, and do not necessarily represent the amounts which might ultimately be realized. As level 2 investments include positions that are not always traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability. Level 3 securities consist of financial instruments where market data is not readily available or observable.

Securities owned, and securities sold, not yet purchased transactions are recorded on a trade date basis at fair value.

Substantially all equity securities held by the Company are used to enter into securities lending transactions. Securities sold, not yet purchased, at fair value, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the financial statement. However, these transactions result in market risk, as the Company's ultimate cost to satisfy the delivery of securities sold, not yet purchased, at fair value may exceed the amount reflected on the statement of financial condition.

Derivative Contracts
Derivative contracts can be exchange-traded or privately negotiated over-the-counter ("OTC"). Exchange-traded derivatives, such as exchange-traded option contracts, are typically classified within level 1 or level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded. OTC derivatives, such as options, with inputs which can generally be corroborated by market data are therefore classified within level 2, and those where market data is not readily available or observable are classified within level 3.

The Company's direct involvement with derivative financial instruments primarily consists of exchange-listed options. Fair values for those option contracts are based on quoted market prices. The Company utilizes foreign exchange forward contracts to reduce its exposure to fluctuations in foreign exchange rates. These instruments are recorded at fair value based on industry standard pricing services and are classified within level 2.

Fair Value of Financial Instruments
All of the Company's financial instruments are carried at fair value or amounts that approximate fair value.

Due to Related Parties
An affiliate of the Company may advance amounts and pay certain expenses on behalf of employees of the Company or other affiliates of the Company. These amounts settle in the ordinary course of business. The Company also provides execution and clearing services for the brokerage clients of affiliates. The Company additionally has a commission sharing agreement, engages in securities financing transactions on which it earns interest, and maintains an uncommitted line of credit agreement with affiliates. Such amounts are included in due to related parties on the accompanying statement of financial condition. Please refer to Note 10, "Transactions with Related Parties", and Note 11, "Guarantees and Off-Balance Sheet Credit Risk", for additional information and disclosures.

Receivable from and Payable to Brokers, Dealers and Clearing Organizations
Receivable from brokers, dealers, and clearing organizations includes amounts receivable for securities failed to deliver by the Company to a purchaser by the settlement date, amounts receivable from broker-dealers and clearing organizations and commissions receivable from broker-dealers.

Payable to brokers, dealers and clearing organizations includes amounts payable for securities failed to receive by the Company from a seller by the settlement date, amounts payable to broker-dealers and clearing organizations for unsettled trades and payables for deposits held in proprietary account of brokers and dealers.

Pursuant to the master netting agreements the Company has entered into with its brokers, dealers and clearing organizations, receivables and payables arising from unsettled trade are presented net (assets less liabilities) across balances with the same counterparty. The Company's receivable from and payable to brokers, dealers and clearing organizations balances are held at multiple financial institutions.

Please refer to Note 4, "Receivable from, and Payable to, Brokers, Dealers and Clearing Organizations", for additional information.

Receivable from and Payable to Customers

Receivable from customers includes amounts owed by customers on cash and margin transactions, recorded on a settle-date basis on the statement of financial condition.

Payable to customers primarily consists of amounts owed to customers relating to securities transactions not completed on settlement date, recorded on a settle-date basis on the statement of financial condition, and other miscellaneous customer payables.

Securities owned by customers, including those that collateralize margin, are not reflected as assets of the Company on the statement of financial condition. The Company holds these securities with the intention of settlement against customer orders and are held as collateral for customer receivables.

Please refer to Note 5, "Receivable from, and Payable to, Customers", for additional information.

When the Company has entered into non-conforming subordination agreements with affiliated customers, the associated balances are classified as payable to subordinated customers in the statement of financial condition. Please refer to Note 10, "Transactions with Related Parties", for additional information and disclosures.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received on a gross basis. Securities borrowed transactions require the Company to deposit cash or securities as collateral with the lender. With respect to securities loaned, the Company receives cash or securities as collateral from the borrower. The Company monitors the fair value of the securities loaned on a regular basis and adjusts the cash received, as appropriate. When the Company receives securities as collateral, and has concluded it (i) is the transferor and (ii) can pledge the securities to third parties, the Company recognizes the securities received as collateral at fair value in Securities owned, at fair value with the corresponding obligation to return the securities received as collateral at fair value in Securities sold, not yet purchased, at fair value. Securities received as collateral are not recognized when the Company either (i) is not the transferor or (ii) cannot pledge the securities to third parties. The initial collateral advanced or received approximates or is greater than the market value of securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or returned, as necessary. Securities borrowed and loaned may also result in credit exposures for the Company in an event that the counterparties are unable to fulfill their contractual obligations. The Company minimizes its credit risk by continuously monitoring its credit exposure and collateral values by demanding additional or returning excess collateral in accordance with the netting provisions available in the master securities lending contracts in place with the counterparties.

Accrued interest income and expense are recorded in interest and dividends receivable and interest and dividends payable, respectively, on an accrual basis in the accompanying statement of financial condition.

Please refer to Note 3, "Fair Value Measurements", and Note 11, "Guarantees and Off-Balance Sheet Credit Risk", for additional information and disclosures.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase ("repos") are accounted for as collateralized financing transactions and are recorded at their contracted repurchase amount plus accrued interest. A repo is a

transaction in which a firm sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from such buyer at a stated price plus accrued interest at a future date. When the Company receives securities as collateral, and has concluded it (i) is the transferor and (ii) can pledge the securities to third parties, the Company recognizes the securities received as collateral at fair value in Securities owned, at fair value with the corresponding obligation to return the securities received as collateral at fair value in Securities sold, not yet purchased, at fair value. Securities received as collateral are not recognized when the Company either (i) is not the transferor or (ii) cannot pledge the securities to third parties. The initial collateral advanced approximates or is greater than the market value of securities sold in the transaction. The Company typically enters into repo transactions with counterparties that prefer repo transactions to securities loaned transactions. The Company has executed master repo agreements with such counterparties and utilizes such counterparties to finance its own positions, or replace a securities lending transaction with a repo for matched book purposes. The Company monitors the market value of repos on a daily basis, with additional collateral obtained or returned, as necessary. Repos may also result in credit exposures for the Company in an event that the counterparties are unable to fulfill their contractual obligations. The Company mitigates its credit risk by continuously monitoring its credit exposure and collateral values by demanding additional collateral or returning excess collateral in accordance with the netting provisions available in the master repo contracts in place with the counterparties.

At December 31, 2019 the Company did not have any repos for which fair value basis of accounting was elected.

Other Assets
Other assets consist primarily of other miscellaneous receivables and a membership in a clearing organization measured at cost.

Notes Payable
The Company borrowed $41.4 million against its established unsecured credit line from CI. The notes payable is presented on the statement of financial condition at its outstanding unpaid principal balance. Please refer to Note 10, "Transactions with Related Parties", and Note 11, "Guarantees and Off-Balance Sheet Credit Risk", for additional information and disclosures.

Accounts Payable, Accrued Expenses and Other Liabilities
Accounts payable, accrued expenses and other liabilities primarily consist of accrued bonuses, incentives and other employee benefit expenses, accrued expenses, accounts payable, and other miscellaneous liabilities.

Contingencies
The Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote.

Income Taxes
The Company is a single member limited liability company that is disregarded for income tax purposes. The Company is included in the consolidated federal and combined state and local tax returns filed by CI. The Company has a tax sharing agreement with CI whereby the Company records income tax liability or benefit as a deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's

equity by the Member. The income tax expense or benefit is computed on a benefit-for-loss basis by a member of a consolidated group. Under this method, these attributes and deferred tax items, such as net operating losses, are treated as realized by the Company to the extent utilized in CI's consolidated tax return.

The Company considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets. The Company accounts for income taxes in accordance with US GAAP which requires the recognition of deferred tax assets or liabilities based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

US GAAP clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. US GAAP requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority.

Please refer to Note 7, "Income Taxes", for additional information and disclosures.

Share-Based Compensation
Share-based awards relate to the Company's allocated equity grants under CI's equity and incentive compensation plans. Please refer to Note 6, "401(k) Savings Plan, Deferred Cash Awards and Share-Based Compensation" for additional information and disclosures.

Recently Adopted
In August 2018, as part of its disclosure framework project, the FASB amended the disclosure requirements for fair value measurement. The amendments update and eliminate various disclosure requirements that improve the overall usefulness of the disclosure requirement for financial statement users and reduce costs by eliminating disclosures that may not be useful. The new guidance eliminates the requirement to disclose the amounts and reasons for transfers between level 1 and level 2 of the fair value hierarchy and modifies the disclosure requirement relating to investment in funds at NAV. The Company early adopted this guidance in 2019 and it did not have a material impact on the Company's statement of financial condition.

Recently Issued
In August 2018, the FASB issued guidance for accounting for upfront costs and fees paid by a customer in a cloud computing arrangement. The guidance requires capitalization of implementation costs incurred in connection with a hosting arrangement or the development or obtainment of internal use software. The guidance is effective for public business entities for fiscal years beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021 for any implementation costs incurred after adoption. The Company is currently evaluating the impact of this guidance on the Company's statement of financial condition and does not expect this guidance to have a material impact on its statement of financial condition.

In June 2016, the FASB issued guidance that impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has performed a scoping assessment and identified securities borrowed and other financial instruments carried at amortized cost as impacted. Under the accounting update, the Company has the

ability to determine there are no expected credit losses in certain circumstances, e.g., based on collateral arrangements for lending and financing transactions or based on the credit quality of the borrower or issuer. For securities borrowed, the Company will apply a practical expedient to measure the allowance for credit losses based on the fair value of the collateral. If the fair value of the collateral held exceeds the amortized cost and the borrower is expected to continue to replenish the collateral as needed, the Company will not recognize an allowance. If the fair value of collateral is less than amortized cost and the borrower is expected to continue to replenish the collateral as needed, the CECL model will be applied only to the shortfall between the fair value of the collateral and amortized cost. For public companies, the guidance is effective for reporting periods beginning after December 15, 2019 and interim periods within those fiscal years. Based on the Company's scoping analysis and impact assessment, the Company does not expect the increase in the allowance for credit losses resulting from the adoption of this standard to be significant to its statement of financial condition.

In December 2019, the FASB issued guidance simplifying the accounting for income taxes. The guidance simplifies the accounting for income taxes by removing the exceptions to (i) to the incremental approach for intraperiod tax allocation when there is a loss from continuing operations and income or a gain from other items (for example, discontinued operations or other comprehensive income) (ii) the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment (iii) the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary (iv) general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. Additionally the guidance requires that an entity (i) recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax (ii) evaluate when a step up in the tax basis of goodwill should be considered part of the business combination in which the book goodwill was originally recognized and when it should be considered a separate transaction (iii) reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date as well as specifying that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity by-entity basis) for a legal entity that is both not subject to tax and disregarded by the taxing authority. The guidance also makes minor Codification improvements for income taxes related to employee stock ownership plans and investments in qualified affordable housing projects accounted for using the equity method. For public business entities, the guidance is effective for reporting periods beginning after December 15, 2020 and interim periods within those fiscal years with early adoption permitted. The Company is currently evaluating the impact of this guidance on the Company's statement of financial condition.

3. Fair Value Measurements

The Company has established valuation policies and procedures and an internal control infrastructure over its fair value measurement of financial instruments which includes ongoing oversight by the Company's Valuation Committee as well as periodic audits performed by the Company's Internal Audit group. The Valuation Committee is comprised of senior management, including non-investment professionals, who are responsible for overseeing and monitoring the pricing of the Company's investments, including the review of the results of the independent price verification process, approval of new trading asset classes and use of applicable pricing models and approaches.

The US GAAP fair value leveling hierarchy is designated and monitored on an ongoing basis. In determining the designation, the Company takes into consideration a number of factors including the observability of inputs, liquidity of the investment and the significance of a particular input to the fair value measurement.

Designations, models, pricing vendors, third party valuation providers and inputs used to derive fair market value are subject to review by the Valuation Committee and the Internal Audit group. The Company reviews its valuation policy guidelines on an ongoing basis and may adjust them in light of, improved valuation metrics and models, the availability of reliable inputs and information, and prevailing market conditions. The Company reviews a daily profit and loss report, as well as other periodic reports, and analyzes material changes from period-to-period in the valuation of its investments as part of its control procedures. The Company also performs back testing on a regular basis by comparing prices observed in executed transactions to previous valuations.

The Company's direct involvement with derivative financial instruments include exchange-listed option contracts and currency forwards. The Company's derivatives trading activities exposes the Company to certain risks, such as price and interest rate fluctuations, volatility risk, credit risk, counterparty risk, foreign currency movements and changes in the liquidity of markets. The notional value of the currency forwards is $2.2 million. The quantity of options contracts in receivable on derivative contracts, at fair value is 4,950 and the quantity of options contracts in payable on derivative contracts, at fair value is 4,602.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis on the accompanying statement of financial condition by caption and by level within the valuation hierarchy as of December 31, 2019:

	Assets at Fair Value as of December 31, 2019			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Securities owned, at fair value				
Listed equities & ETFs	$ 127,175	$ —	$ —	$ 127,175
Receivable on derivative contracts, at fair value				
Options	1,657	—	—	1,657
	$ 128,832	$ —	$ —	$ 128,832

	Liabilities at Fair Value as of December 31, 2019			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Securities sold, not yet purchased, at fair value				
Listed equities	$ 112,933	$ —	$ —	$ 112,933
Payable on derivative contracts, at fair value				
Options	889	—	—	889
Currency forwards	—	3	—	3
	$ 113,822	$ 3	$ —	$ 113,822

During the year ended December 31, 2019, there were no transfers into or out of level 3 assets and liabilities.

The fair market value for level 3 securities may be highly sensitive to the use of industry standard models, unobservable inputs and subjective assumptions. The degree of fair market value sensitivity is also contingent upon the subjective weight given to specific inputs and valuation metrics. The Company may hold various financial instruments where different weight may be applied to industry standard models representing standard valuation metrics such as: discounted cash flows, market multiples, comparative transactions,

Cowen Execution Services LLC
Notes to Statement of Financial Condition
December 31, 2019

capital rates, recovery rates and timing, and bid levels. Generally, changes in the weights ascribed to the various valuation metrics and the significant unobservable inputs in isolation may result in significantly lower or higher fair value measurements. Volatility levels for warrants and options are not readily observable and subject to interpretation. Changes in capital rates, discount rates and replacement costs could significantly increase or decrease the valuation of the real estate investments. The interrelationship between unobservable inputs may vary significantly amongst level 3 securities as they are generally highly idiosyncratic. Significant increases (decreases) in any of those inputs in isolation can result in a significantly lower (higher) fair value measurement.

Other financial assets and liabilities
The following table presents the carrying values and fair values, at December 31, 2019 of financial assets and liabilities and information on their classification within the fair value hierarchy which are not measured at fair value on a recurring basis.

(in thousands)	December 31, 2019		Fair Value Hierarchy
	Carrying Amount	Fair Value	
Financial Assets			
Cash	$ 79,360	$ 79,360	Level 1
Cash segregated in compliance with federal regulations	40,056	40,056	Level 1
Securities borrowed	1,647,762	1,647,762	Level 2
Deposits with clearing organizations	75,973	75,973	Level 1
Financial Liabilities			
Securities loaned	1,629,128	1,629,128	Level 2
Securities sold under agreements to repurchase	23,244	23,244	Level 2
Notes payable	41,420	41,420	Level 2

Cowen Execution Services LLC
Notes to Statement of Financial Condition
December 31, 2019

The following table presents the gross and net derivative positions and the related offsetting amount as of December 31, 2019:

(in thousands)	Gross amounts recognized	Gross amounts offset on the Statement of Financial Condition (a)	Net amounts included on the Statement of Financial Condition	Gross amounts not offset on the Statement of Financial Condition	
				Financial instruments	Net amounts
Receivable on derivative contracts, at fair value	$ 1,657	$ —	$ 1,657	$ —	$ 1,657
Payable on derivative contracts, at fair value	892	—	892	—	892

(a) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.

Securities sold under agreements to repurchase and securities lending and borrowing transactions
The following table presents the contractual gross and net securities borrowing and lending agreements and securities sold under agreements to repurchase and the related offsetting amount as of December 31, 2019:

(in thousands)	Gross amounts recognized	Gross amounts offset on the Statement of Financial Condition (a)	Net amounts included on the Statement of Financial Condition	Gross amounts not offset on the Statement of Financial Condition		
				Financial instruments	Cash Collateral pledged (b)	Net amounts
Securities borrowed	$ 1,647,762	$ —	$ 1,647,762	$ 1,650,087	$ —	$ (2,325)
Securities loaned	1,629,128	—	1,629,128	1,540,077	—	89,051
Securities sold under agreements to repurchase	23,244	—	23,244	27,384	—	(4,140)

(a) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.

(b) Includes the amount of cash collateral held/posted.

The following table presents gross obligations for securities loaned and securities sold under agreements to repurchase by remaining contractual maturity and class of collateral pledged as of December 31, 2019:

(in thousands)	Open and Overnight	Up to 30 days	31-90 days	Greater than 90 days	Total
Securities loaned					
Common stock	$ 1,370,740	$ —	$ —	$ —	1,370,740
Corporate bonds	258,388	—	—	—	258,388
Securities sold under agreements to repurchase	—	—	23,244	—	23,244

4. Receivable from, and Payable to, Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers, and clearing organizations as of December 31, 2019 are as follows:

(in thousands)	Receivable from	Payable to
Clearing organizations	$ 15,151	$ 18,063
Broker-dealers	54,521	56,166
Securities failed to deliver/receive	45,672	57,580
Commissions receivable	750	—
Allowance for credit losses	(826)	—
Total	$ 115,268	$ 131,809

5. Receivable From, and Payable to, Customers

Receivable from and payable to customers as of December 31, 2019 are as follows:

(in thousands)

(in thousands)	Receivable from	Payable to
Securities transactions not completed on settlement date	$ 82,352	$ 60,311
Other miscellaneous items	—	191
Total	$ 82,352	$ 60,502

6. 401(k) Savings Plan, Deferred Cash Awards and Share-Based Compensation

401(k) Savings Plan
CI sponsors a Retirement and Savings Plan which is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code (the "401(k) Plans"). All full-time eligible employees can contribute on a tax deferred basis and an after-tax basis to the 401(k) Plans up to federal contribution limits or up to 100% of

their annual compensation, subject to certain limitations. CI provides matching and profit-sharing contributions to employees that are equal to a specified percentage of the eligible participant's contribution as defined by the 401(k) Plans.

Deferred Cash Awards

Under the 2010 CI Equity and Incentive Plan, the Company awarded $0.4 million of deferred cash awards to its employees during the year ended December 31, 2019. These awards vest over a four year period and accrue interest at 0.7% per year.

Share-Based Compensation

The Company's employees participate in CI's various stock incentive plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units, stock appreciation rights ("SARs") and other equity based awards to the Company's employees and directors. Stock options granted generally vest over two-to-five-year periods and expire seven years from the date of grant. Restricted shares and restricted share units issued may be immediately vested or may vest over a two-to-five-year period. Awards are subject to the risk of forfeiture. As of December 31, 2019, there were no shares available for future issuance under the Equity Plans.

The Company records compensation cost for share-based awards as an allocation to member's equity. In accordance with the expense recognition provisions of FASB ASC Topic 718, Compensation—Stock Compensation, the Company amortizes unearned compensation associated with share-based awards on a straight-line basis over the vesting period of the option or award.

Restricted Shares and Restricted Stock Units Granted to Employees

The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the twelve months ended December 31, 2019:

	Nonvested Restricted Shares and Stock Units	Weighted-Average Grant-Date Fair Value
Balances at beginning of year	8,950	$ —
Granted	18,371	16.99
Vested	(5,040)	15.52
Forfeited	(702)	14.30
Balances at end of year	21,579	$ 16.30

The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of CI's Class A common stock on the date of grant.

7. Income Taxes

The Company recorded a distribution through equity in the amount of $2.1 million pursuant to the tax sharing agreement discussed above.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. A valuation allowance is recorded to the extent deferred tax assets are not more likely than not to be utilized in the future.

Cowen Execution Services LLC
Notes to Statement of Financial Condition
December 31, 2019

The components of the Company's deferred tax assets and liabilities as of December 31, 2019 are as follows:

(in thousands)		
Deferred tax assets		
Deferred compensation	$	1,077
Net operating loss		951
Other		385
Total deferred tax assets		2,413
Valuation allowance		—
Deferred tax assets, net of valuation allowance		2,413
Deferred tax liabilities		
Investments		(1,282)
Total deferred tax liabilities		(1,282)
Deferred tax assets, net of deferred tax liability	$	1,131

Deferred tax assets, net of deferred tax liabilities, are reported in the statement of financial condition.

The Company considers the taxable income of the consolidated tax group of which the Company is a member in evaluating whether deferred tax assets are expected to be realized. The Company believes it is more likely than not that the results of future operations, taking into account the impact of CI's projected future earnings and tax planning strategies, will generate sufficient taxable income to realize the net deferred tax assets. The Company recorded no valuation allowance against its deferred tax assets as of December 31, 2019.

As of December 31, 2019, the Company had net operating losses carryforward for U.S. tax purpose of approximately $3.6 million, which will expire in 2037.

The Company's ultimate parent, CI, is open to examination for the IRS and state and local authorities where the Company has significant operations for tax years 2017, the year when the Company was acquired by CI, to 2018. The Company does not have any uncertain tax positions as of December 31, 2019. The Company's management does not expect that the total amount of unrecognized benefits will materially change over the next twelve months.

8. Commitments and Contingencies

Commitments
The Company entered into agreements with certain information technology and clearing service providers including Broadridge, N-Tier and Shadow. As of December 31, 2019, the Company's annual minimum guaranteed payments under these agreements are as follows:

Cowen Execution Services LLC
Notes to Statement of Financial Condition
December 31, 2019

(in thousands)

2020	$	2,170
2021		2,868
2022		3,452
2023		2,439
Thereafter		5,263
	$	16,192

Contingencies

In accordance with US GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters, for which an estimate can be made. Neither a reserve nor disclosure is required for losses that are deemed remote.

As is typical of most SEC registered broker-dealers, the Company receives both routine and non-routine regulatory inquiries relating to its business lines or clients and is involved in various claims and lawsuits from time to time. The SEC, FINRA, other SROs and certain other regulatory bodies, such as state securities commissions and foreign regulators, promulgate and enforce numerous rules and regulations that impact the Company's business. As a registered broker-dealer, the Company is subject, on an ongoing basis, to compliance examinations and inquiries by regulators, some of which may result in the imposition of fines and/or sanctions. Moreover, the Company currently is subject to certain inquiries and investigations. The Company believes that none of these inquiries will, when concluded, have a material negative impact on the Company's financial condition.

The following information reflects developments with respect to the Company's legal proceedings that occurred during the period.

On December 27, 2013, Landol Fletcher filed a putative class action lawsuit against the Company and certain affiliates (collectively, "Convergex") in the United States District Court for the Southern District of New York (Landol Fletcher and all others similarly situated v. Convergex Group LLC, Cowen Execution, Convergex Global Markets Ltd., Convergex Holdings LLC, G-Trade Services LLC, & Does 1-10, No. 1:13-CV-09150-LLS). The suit alleges breaches of fiduciary duty and prohibited transactions under ERISA and seeks to maintain a class action on behalf of all ERISA plan participants, beneficiaries and named fiduciaries whose plans were impacted by net trading by Convergex Global Markets Limited from October 2006 to December 2011. On April 11, 2014, Landol Fletcher and Frederick P. Potter Jr., filed an amended complaint raising materially similar allegations. This matter was assumed by the Company as a result of the Company's previously announced acquisition of Convergex Group, which was completed on June 1, 2017. On February 17, 2016, the District Court granted Convergex's motion to dismiss the amended complaint. Plaintiffs filed an appeal to the Second Circuit, and the AARP and Department of Labor filed amicus briefs on plaintiffs' behalf. The appeal was argued on December 12, 2016. On February 10, 2017, the Second Circuit Court of Appeals (1) reversed the District Court, finding that plaintiff has constitutional standing in a "representative" capacity to sue for damages to the ERISA defined benefit plan in which he is a participant, and (2) remanded to the District Court to reconsider, in light of the Circuit Court's decision, the issue whether plaintiff has standing to pursue claims on behalf of ERISA plans in which plaintiff is not a participant. Convergex filed a petition for rehearing, and the Court of Appeals denied the petition. On June 30, 2017, the Company filed a notice of motion and memorandum of law in support of a motion to stay the proceedings in the District Court

pending resolution of its petition for writ of certiorari, which the Company intended to file with the U.S. Supreme Court. On August 16, 2017, the District Court granted the Company's motion to stay the proceedings in the District Court pending resolution of the Company's petition for writ of certiorari. On September 1, 2017, the Company filed a petition with the United States Supreme Court for a writ of certiorari requesting review of the decision of the Court of Appeals. On January 8, 2018, the U.S. Supreme Court denied the Company's petition for a writ of certiorari. The previously granted stay of the proceedings in the District Court was lifted, and the case proceeded in the District Court. Status conferences were held on April 6, 2018, October 12, 2018 and December 4, 2018. On March 15, 2019, the Company filed a motion to dismiss the plaintiff's amended complaint. The District Court granted the Company's motion on July 2, 2019. The plaintiff did not appeal the District Court's decision. Accordingly, the plaintiff's complaint has been dismissed and the case has been resolved.

The Company has estimated liabilities with respect to certain legal and regulatory matters. The Company does not expect subsequent changes to the estimate related to the litigation described above, if any, to have a material effect on the Company's financial position due to indemnification rights that benefit the Company pursuant to the aforementioned purchase agreement signed on April 2, 2017 between CI and the former owners of the Company. The Company does not expect subsequent changes to the estimates related to other matters, if any, to have a material effect on the Company's financial position.

9. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"). The Company computes net capital under the alternative method permitted by that rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in (a)(1)(ii) of SEC Rule 15c3-1, equal to the greater of $250,000 or 2 percent of combined aggregate debit items as shown in the Formula for Reserve Requirements pursuant to the SEC's Customer Protection Rule 15c3-3 ("SEC Rule 15c3-3"). At December 31, 2019, the Company had excess net capital of $103.1 million and its net capital requirement was $2.7 million. Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

In accordance with the requirements of SEC Rule 15c3-3, the Company may be required to deposit in a Special Reserve Account cash or acceptable qualified securities for the exclusive benefit of customers. As of December 31, 2019, the Company had $17.6 million of cash segregated in accordance with SEC Rule 15c3-3, which was more than its required deposit of $5.4 million.

As a clearing broker-dealer, the Company is required to compute a reserve requirement for proprietary accounts of broker-dealers ("PAB"), as defined in SEC Rule 15c3-3. The Company conducts PAB reserve computations in order to determine the amount it is required to deposit in its PAB Reserve Bank Accounts pursuant to SEC Rule 15c3-3. This allows each correspondent firm that uses the Company as its clearing broker-dealer to classify its PAB account assets held at the Company as allowable assets in the correspondent's net capital calculation. As of December 31, 2019, the Company had $22.5 million of cash on deposit in PAB Reserve Bank Accounts, which was more than its required deposit of $14.8 million.

The Company is also subject to Options Clearing Corporation ("OCC") Rule 302 which requires maintenance of net capital equal to the greater of $2 million or 2 percent of combined aggregate debit items as shows in the Formula for Reserve Requirements pursuant to SEC Rule 15c3-3. At December 31, 2019, the Company had excess net capital of $103.1 million and its net capital requirement was $2.7 million.

10. Transactions with Related Parties

In the normal course of business, the Company enters into related-party transactions with affiliates, including CI, and certain other affiliated entities.

The Company previously entered into a service level agreement with CSC in which the employment of all of the Company's employees was assigned and transferred to CSC. Under this agreement, CSC is responsible for the compensation-related payments to these employees for their performance of services provided to the Company, and the Company records the related amounts payable to CSC in due to related parties on the statement of financial condition. CSC also agreed to provide certain administrative, support services and other assistance to the Company. All direct and indirect expenses are paid by CSC through an expense sharing agreement. Indirect expenses are allocated based on time, service, usage and headcount. At December 31, 2019, the Company has a $27.4 million payable to CSC, which is included in due to related parties on the statement of financial condition.

The Company maintains margin and collateral from an affiliate, Silver Strike Capital Inc. ("SLST") of $4.6 million which is included in payable to subordinated customers on the statement of financial condition as of December 31, 2019.

The Company provides clearing and custody services to an affiliate, Cowen Financial Products LLC ("CFP"), and also maintains margin and collateral from this affiliate. As of December 31, 2019, the Company has a payable to CFP of $14.1 million which is included in payable to subordinated customers on the statement of financial condition.

The Company engages in securities financing transactions with affiliates CFP, SLST, Cowen Overseas Investment LP ("COIL") and ATM Execution, LLC ("ATM"). These transactions are recorded at the amount of cash collateral advanced or received. At December 31, 2019, there were securities borrowed from CFP and COIL of $893.3 million included in securities borrowed on the statement of financial condition, and securities loaned to ATM and COIL of $27.3 million which are included in securities loaned on the statement of financial condition. Interest earned from these securities financing transactions are recorded on an accrual basis.

The Company maintains uncommitted line of credit agreements with CI. As of December 31, 2019, the Company drew down $41.4 million of an unsecured loan from CI. Please refer to Note 11, "Guarantees and Off-Balance Sheet Credit Risk", for additional information and disclosures.

Cowen Execution Services Limited ("Limited") has employees that support CES' business operations. Limited is a wholly-owned subsidiary of the Parent.

The Company provides clearing services to introducing customers of ATM, Cowenco and Cowen Prime Services LLC ("Prime"), affiliated broker-dealers.

The Company has a collaborative arrangement with Cowenco to service "high touch" customer trading in which the Company earns a revenue share equal to, but not greater than 1% of total principal.

The Company has a commission sharing agreement with Westminster Research Associates LLC ("WRA"), a wholly-owned subsidiary of the Parent. The Company remits to WRA a portion of commissions generated from trades executed for soft dollar credits as part of the commission sharing agreement. The Company pays a referral fee for each trade executed as part of the agreement.

Cowen Execution Services LLC
Notes to Statement of Financial Condition
December 31, 2019

11. Guarantees and Off-Balance Sheet Credit Risk

Customer Activities and Credit Risk

In securities transactions, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts.

In margin transactions, the Company extends credit to clients collateralized by cash and securities in their account. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company seeks to control the risk associated with its customer margin transactions by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company typically enters into securities lending transactions in order to fund non-standard settlements and to earn residual interest rate spreads. Under these transactions, the Company receives cash collateral. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. The Company mitigates the risk of the counterparty not returning the loaned securities by monitoring the market values daily and requiring additional cash as collateral when necessary, and when applicable, participating in a risk-sharing program offered through the OCC. At December 31, 2019, the Company had gross obligations relating to securities loaned of $1.5 billion of which cash collateral totaling $1.6 billion was received. These securities loaned are equities and corporate bonds that have no contractual maturity and may be recalled on demand at any time, subject to a two day notice period. Please refer to Note 3, "Fair Value", for further information and disclosures.

In the normal course of business, the Company obtains securities under securities borrowed and custody agreements on terms which permits the Company to repledge or resell the securities to others. At December 31, 2019, the Company had borrowed securities of $1.7 billion of which cash collateral totaling $1.6 billion was given to counterparties, included on the statement of financial condition as securities borrowed.

Market Risk

The Company may at times maintain inventories in equity securities and options contracts on both a long and short basis. Whereas long inventory positions represent the Company's ownership, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are recorded at fair value and are continuously monitored by the Company.

Cowen Execution Services LLC
Notes to Statement of Financial Condition
December 31, 2019

Guarantees

The Company provides access to execution venues for certain customers via sponsored line agreements. These customers transmit non-solicited trade orders directly to the execution venue. The Company monitors the activity but does not have the ability to stop the activity, and is therefore exposed to risk of loss should the customer not meet its settlement obligations. The Company is billed for activity flowing through these lines and is reimbursed by the client. The Company is exposed to credit risk in the event that the client is unable to fulfill its settlement obligations with respect to these charges. The Company may maintain cash at financial institutions in excess of federally insured limits. The Company has not experienced any material losses in such accounts and does not believe it is exposed to significant credit risks.

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the counterparty's underlying security, thereby reducing the associated risk of the position to the changes in the market value of the security through settlement date. At December 31, 2019, there were no amounts to be indemnified to these clearing brokers pursuant to these agreements.

Off-Balance Sheet Arrangements

The Company loans securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary.

The Company borrows securities temporarily from other brokers in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by depositing additional collateral with counterparties or receiving cash when deemed necessary.

The Company enters into secured and unsecured borrowing agreements to obtain funding necessary to cover daily securities settlements with clearing organizations. Funding is required for unsettled customer delivery versus payment and riskless principal transactions, as well as to meet deposit requirements with clearing organizations. Secured arrangements are collateralized by the securities.

The Company maintains uncommitted financing arrangements with affiliates and non-affiliates, the details of which are summarized below as of December 31, 2019. All non-affiliated arrangements are with large financial institutions.

20

Cowen Execution Services LLC
Notes to Statement of Financial Condition
December 31, 2019

Counterparty	Maturity Date	Rate	Contractual Amount	Available Amount
Affiliates				
Cowen Inc.	None	Fed funds effective rate plus 2%	$ 300,000,000	$258,580,000
Non-affiliates				
Secured	None	Fed funds effective rate plus 1%	75,000,000	75,000,000
Secured	None	Fed funds effective rate plus 0.80%	75,000,000	75,000,000
Secured	None	Fed funds effective rate plus 1%	150,000,000	150,000,000
Unsecured	August 21, 2020	Fed funds effective rate plus 2.5%	70,000,000	70,000,000
		Total	$ 670,000,000	$628,580,000

Commitment fees related to these borrowings of an immaterial amount were included in accounts payable, accrued expenses and other liabilities on the statement of financial condition as of December 31, 2019.

12. Subsequent Events

The Company has evaluated events that have occurred after the balance sheet date through February 28, 2020 and has determined that there were no additional subsequent events requiring adjustment or disclosure.